

Mail Stop 4720

July 22, 2016

Via E-mail
Thomas P. Gibbons
Vice Chairman and Chief Financial Officer
The Bank of New York Mellon Corporation
225 Liberty Street
New York, NY 10286
United States

>   **Re: The Bank of New York Mellon Corporation**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2016**
>   **Filed May 10, 2016**
>   **File No. 001-35651**

Dear Mr. Gibbons:

We have reviewed your filings and your response letter dated May 19, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Capital Adequacy, page 36

1.   We note your disclosure on page 36 that BNY Mellon N.A. was not "well capitalized" as of December 31, 2015 because its total capital ratio was 9.89%, which was below the 10% "well capitalized" threshold. However, we note your disclosure on pages 58 and 83 of the Form 10-K for the year ended December 31, 2015 that BNY Mellon and all of its bank subsidiaries were "well capitalized" based on the ratios and rules applicable to them. In view of this change in your capital adequacy disclosure, please tell us:

- How you concluded that you did not need to amend your 10-K disclosure. In doing so, please describe any significant regulatory or contractual impacts that occurred, or could have occurred, as a result of your bank subsidiary not meeting the "well capitalized" criteria.

- How you determined you needed to change your capital adequacy disclosure, including who identified the need for change and when it was identified.

- Whether there have been any changes in your procedures that resulted from the facts and circumstances surrounding the changes in your capital adequacy disclosure.

- What consideration you gave to changing your disclosure controls and procedures disclosure as a result of the facts and circumstances surrounding the changes in your capital adequacy disclosure.

- What consideration you gave to expanding your risk factor disclosure as a result of the facts and circumstances surrounding the changes in your capital adequacy disclosure.

    You may contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or Erin Martin, Special Counsel, at (202) 551-3391 with any legal questions. Please contact Lory Empie, Staff Accountant, at (202) 551-3714 or me at (202) 551-3512 with any other questions.

                                        Sincerely,

                                        /s/ Stephanie L. Sullivan

                                        Stephanie L. Sullivan
                                        Senior Assistant Chief Accountant
                                        Office of Financial Services